UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                Amendment No. 1

                    Under the Securities Exchange Act of 1934


                         SciClone Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    80862K104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 18, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /          Rule 13d-1(b)
     /X/          Rule 13d-1(c)
     / /          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Aptafin SpA
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                     (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
   3.     SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Italy
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  360,500
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                909,500
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                360,500
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  909,500
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,270,000
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                          / /


--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          5.10%
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO

--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Sigma-Tau Finanziaria SpA
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                     (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
   3.     SEC Use Only


--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Italy
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  909,500
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                909,500
                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          909,500
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                          / /


--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          3.65%
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO

Item 1(a). Name of Issuer:
           SciClone Pharmaceuticals, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

     901 Mariner's Island Boulevard, Suite 315, San Mateo, CA 94404

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

     (i)  Aptafin SpA ("Aptafin"),

     (2)  Sigma-Tau Finanziaria SpA ("Sigma-Tau")


Item 2(b). Address of Principal Business Office:

         (1)
         Aptafin
         Via Santissimi Pietro e Paolo, 30
         00144 Rome
         Italy

         (2)
         Sigma-Tau
         Via Sudafrica, 20
         00144 Rome
         Italy

Item 2(c). Citizenship:

     (1)  Aptafin is an Italian corporation.

     (2)  Sigma-Tau is an Italian corporation.

Item 2(d). Title of Class of Securities:

     Common Stock, no par value (the "Shares")

Item 2(e). CUSIP Number:

     80862K104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

     This Item 3 is not applicable

Item 4. Ownership:

     Aptafin

     (a) Amount beneficially owned:                              1,270,000

     (b) Percent of class:                                           5.10%

     (c) Number of shares as to which such person has:

         (i)        sole power to vote or to direct
                    the vote:                                      360,500

         (ii)       shared power to vote or to direct
                    the vote:                                      909,500

         (iii)      sole power to dispose or to direct
                    the disposition of:                            360,500

         (iv)       shared power to dispose or to direct
                    the disposition of:                            909,500

     Sigma-Tau

     (a) Amount beneficially owned:                                909,500

     (b) Percent of class:                                            3.65%

     (c) Number of shares as to which such person has:

         (i)        sole power to vote or to direct
                    the vote:                                    909,500 (1)

         (ii)       shared power to vote or to direct
                    the vote:                                              0

         (iii)      sole power to dispose or to direct
                    the disposition of:                          909,500 (1)

         (iv)       shared power to dispose or to direct
                    the disposition of:                                    0

     ---------

     (1): 445,000 of the Shares held by Sigma Tau are restricted shares and are subject to certain limitations on resale.

Item 5. Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not Applicable

Item 8. Identification and Classification of Members of the Group:

     Not Applicable

Item 9. Notice of Dissolution of Group:

     Not Applicable

Item 10. Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 1999
                                     APTAFIN SPA


                                     By: /s/ Piero Belletti
                                         -------------------------------------
                                         Name:   Piero Belletti
                                         Title:  Managing Director




Dated: November 17, 1999
                                     SIGMA TAU FINANZIARIA SPA



                                     By: /s/ Paolo Cavazza
                                         -------------------------------------
                                         Name:   Paolo Cavazza
                                         Title:  Vice President and
                                                 Managing Director

                                  EXHIBIT INDEX

                                                                        Page No.

A. Joint Filing Agreement dated November 17, 1999 by and
   among Aptafin SpA and Sigma Tau Finanziaria
   SpA...................................................                  9

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SciClone Pharmaceuticals, Inc. dated as of November 18, 1999 is, and any amendments thereto (including amendments on each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934).

Dated: November 17, 1999
                                 APTAFIN SPA


                                 By: /s/ Piero Belletti
                                     ------------------------------------
                                     Name:  Piero Belletti
                                     Title:  Managing Director


                                 SIGMA TAU FINANZIARIA SPA

Dated: November 17, 1999


                                 By:  /s/ Paolo Cavazza
                                      ------------------------------------
                                      Name:  Paolo Cavazza
                                      Title:  Vice President and
                                              Managing Director